Axos Q3 Fiscal 2022 Earnings Supplement

April 28, 2022

NYSE: AX



Net Loan Growth by Category for Third Quarter Ended March 31, 2022



$ Millions

		Q3 FY22	Q2 FY22	Inc (Dec)
Single Family Mortgage & Warehouse	Jumbo Mortgage	$3,549	$3,686	(137)
	SF Warehouse Lending	423	596	(173)
Multifamily & Commercial Mortgage	Multifamily	2,080	2,017	63
	Small Balance Commercial	583	467	116
Commercial Real Estate	CRE Specialty	4,171	3,735	436
	Lender Finance RE	122	122	0
Commercial & Industrial Non-RE	Lender Finance Non RE	676	742	(66)
	Equipment Leasing	107	96	11
	Asset-Based Lending	998	793	205
Auto & Consumer	Auto	454	417	37
	Unsecured / OD	67	62	5
Other	PPP	13	20	(7)
	Other	3	3	0
Loans		$13,246	$ 12,756	$490

Change in Allowance for Credit Losses (ACL) & Unfunded Loan Commitments Liability (UCL)

($ in millions)



Allowance for Credit Losses (ACL) by Loan Category as of March 31, 2022

axos

$ Millions

Loans		Loan Balance	ACL $	ACL %
	Single Family - Mortgage and Warehouse	$3,972.1	$21.8	0.55%
	Multifamily & Commercial Mortgage	2,662.5	13.8	0.52%
	Commercial Real Estate	4,293.0	69.8	1.63%
	Commercial & Industrial Non-RE	1,780.6	26.3	1.48%
	Auto & Consumer	521.9	11.6	2.22%
	Other	16.1	0.1	0.28%
		$13,246.2	$143.4	1.08%

Credit Quality

No Loans Subject to Forbearance or Deferral for Over a Year

12/31/2021	Loans O/S	NPAs	%
Single Family-Mortgage & Warehouse	$4,281.6	$122.3	2.86%
Multifamily and Commercial Mortgage	2,483.9	7.7	0.31%
Commercial Real Estate	3,857.4	15.2	0.40%
Commercial & Industrial - Non-RE	1,631.8	0.0	0.00%
Auto & Consumer	478.6	0.6	0.13%
Other	22.3	0.1	0.25%
Total	$12,755.6	$145.9	1.14%

3/31/2022	Loans O/S	NPAs	%
Single Family-Mortgage & Warehouse	$3,972.1	$113.3	2.85%
Multifamily and Commercial Mortgage	2,662.5	9.7	0.36%
Commercial Real Estate	4,293.0	15	0.36%
Commercial & Industrial - Non-RE	1,780.6	0.0	0.00%
Auto & Consumer	521.9	0.4	0.08%
Other	16.1	0.4	2.30%
Total	$13,246.2	$138.8	1.05%

Change at 3/31/22 from 12/31/21	Loans O/S	NPAs
Single Family-Mortgage & Warehouse	-$309.5	-$9.0
Multifamily and Commercial Mortgage	178.6	2.0
Commercial Real Estate	435.6	-0.2
Commercial & Industrial - Non-RE	148.8	0.0
Auto & Consumer	43.3	-0.2
Other	-6.2	0.3
Total	$490.6	-$7.1

Contact Information

Greg Garrabrants, President and CEO
Derrick Walsh, EVP and CFO
Andy Micheletti, EVP–Finance

investors@axosfinancial.com
www.axosfinancial.com

Johnny Lai, SVP Corporate Development and Investor Relations

Phone: 858.649.2218

Mobile: 858.245.1442

jlai@axosfinancial.com